UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 19, 2025

GlycoMimetics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36177	06-1686563
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 65

Monrovia, Maryland 21770

(Address of principal executive offices, including zip code)

(240) 243-1201

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	GLYC	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement.

On February 19, 2025, GlycoMimetics, Inc. (the “Company”) received a notice from Apollomics (Hong Kong) Limited (“Apollomics”), terminating the Collaboration and License Agreement between the Company and Apollomics that was effective as of January 2, 2020 (the “Agreement”), which termination will become effective ninety (90) days following delivery of the notice in accordance with the terms of the Agreement.  Under the Agreement, the Company exclusively licensed development and commercialization rights for uproleselan and GMI-1687 to Apollomics in Mainland China, Hong Kong, Macau and Taiwan.  Following termination, the Company will not have any material financial or other obligations under the Agreement.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Directors

On February 21, 2025, each of Mark Goldberg, M.D., Scott Jackson, Rachel King, and Scott Koenig, M.D., Ph.D. tendered their resignations from the Company’s Board of Directors, effective as of February 21, 2025.  Pursuant to the Separation Agreement described below, Mr. Semerjian also resigned from the Board of Directors effective as of February 21, 2025.  None of the individual decisions were a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Executive Officer Separation and Consulting Arrangements

In connection with prior notifications of intent to cease employment with the Company as previously described in the Company’s Current Report on Form 8-K filed on January 31, 2025, each of Mr. Harout Semerjian, the Chief Executive Officer of the Company and Mr. Brian Hahn, the Company’s Chief Financial Officer, ceased his respective employment with the Company as of February 21, 2025 (the “Separation Date”).

The Company has entered into a Separation Agreement with each of Mr. Semerjian and Mr. Hahn, which is effective as of the Separation Date. Under the Separation Agreement with Mr. Semerjian, the Company will pay Mr. Semerjian a lump sum severance payment of $1,365,456 (the equivalent of eighteen (18) months of his base salary in effect as of the Separation Date plus his target bonus for 2024), subject to standard payroll deductions and withholdings.  Under the Separation Agreement with Mr. Hahn, the Company will pay Mr. Hahn a lump sum severance payment of $480,991, (the equivalent of twelve (12) months of his base salary in effect as of the Separation Date), subject to standard payroll deductions and withholdings.

In addition, the Company will also pay the federal COBRA (or, if applicable, state continuation coverage) premiums to continue healthcare coverage (i) for Mr. Semerjian and his covered dependents, as applicable, for up to eighteen (18) months from the Separation Date, and (ii) for Mr. Hahn and his covered dependents, as applicable, for up to twelve (12) months from the Separation Date (such period, the “COBRA Payment Period”).

The Company has entered into a separate agreement with Mr. Semerjian (the “Semerjian Consulting Agreement”), effective as of the Separation Date, pursuant to which Mr. Semerjian will, at the request of the Company’s Board of Directors, or its designee, provide the Company with consulting services for a period of twelve (12) months following the date of execution (the “Semerjian Consulting Period”). During the Semerjian Consulting Period, Mr. Semerjian will be paid an hourly rate of $700 and his equity awards will continue to vest in accordance with their terms due to his continued status as a consultant.

The Company also entered into a separate agreement with Mr. Hahn (the “Hahn Consulting Agreement”), effective as of the Separation Date, pursuant to which Mr. Hahn will, at the request of the Company’s Board of Directors, or its designee, provide the Company with consulting services as the Company’s Principal Financial Officer, Principal Executive

Officer and Principal Accounting Officer through the earlier of (i) the closing of a change in control (as defined in Mr. Hahn’s equity award agreements with the Company and the Company’s equity award plans), and (ii) September 30, 2025 (the “Hahn Consulting Period”), subject to earlier termination or extension by mutual agreement of the parties. During the Hahn Consulting Period, Mr. Hahn will be paid a monthly retainer equal to $15,000 and his equity awards will continue to vest in accordance with their terms due to his continued standing as a consultant.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS CURRENT REPORT ON FORM 8-K  ARE TRUTHFUL OR COMPLETE.

Important Additional Information About the Proposed Transaction Will be Filed with the SEC

This Current Report on Form 8-K is not a substitute for the Registration Statement or for any other document that GlycoMimetics may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction between GlycoMimetics and Crescent Biopharma, Inc. (“Crescent”), GlycoMimetics has filed relevant materials with the SEC, including a Registration Statement on Form S-4. GlycoMimetics URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GlycoMimetics, CRESCENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and other documents filed by GlycoMimetics with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that GlycoMimetics communicates with investors and the public using its website (www.glycomimetics.com) and the investor relations website (www.glycomimetics.com/investor-relations) where anyone will be able to obtain free copies of the Registration Statement and other documents filed by GlycoMimetics with the SEC and stockholders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

GlycoMimetics, Crescent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about GlycoMimetics’ directors and executive officers including a description of their interests in GlycoMimetics is included in GlycoMimetics’ most recent Annual Report on Form 10-K, as filed with the SEC on February 13, 2025. Additional information regarding these persons and their interests in the proposed transaction will be included in the Registration Statement relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLYCOMIMETICS, INC.

	By:	/s/ Brian Hahn
Date: February 25, 2025		Brian Hahn Principal Financial Officer